Robert Kimball rkimball@velaw.com

Tel 214.220.7860 Fax 214.999.7860

* FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Reata Pharmaceuticals, Inc.

in connection with Registration Statement

on Form S-1 Filed on January 4, 2016

VIA EDGAR AND FEDERAL EXPRESS

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

RE:	Reata Pharmaceuticals, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-208843
CIK No. 0001358762

Ladies and Gentlemen:

This letter is being submitted on behalf of Reata Pharmaceuticals, Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 13, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement that was originally confidentially submitted with the Commission on October 19, 2015, amended on November 20, 2015 and December 18, 2015, and subsequently filed with the Commission on January 4, 2016 (the “Registration Statement”). In this letter, we are responding only to comment number 4 in the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION

PURSUANT TO 17 C.F.R. §200.83

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel +1.214.220.7700 Fax +1.214.220.7716 www.velaw.com

For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Common Stock Valuation, page 77

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company advises the Staff that the managing underwriters of the initial public offering have communicated to the Company that they currently expect the proposed price range for the Class A common stock to be between $[***] to $[***] per share, after giving effect to a 1-for-[***] reverse stock split to be implemented prior to the consummation of the initial public offering. The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range, but could be lower than this estimated price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C. The actual price range to be included in the amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Stock Option Grants and Stock Option Valuations

The Company’s Board of Directors (the “Board of Directors”) granted stock options during the period from January 1, 2015, through the date of this letter as follows:

Grant date	Pre-split number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of common stock
March 3, 2015	1,500	$2.73 pre-split ($[***] post-split)	$2.73 pre-split ($[***] post-split)
April 1, 2015	250,000	$2.73 pre-split ($[***] post-split)	$2.73 (pre-split) ($[***] post-split)
April 28, 2015	6,000	$2.73 pre-split ($[***] post-split)	$2.73 (pre-split) ($[***] post-split)
September 1, 2015	96,250	$4.00 (pre-split) ($[***] post-split)	$4.00 (pre-split) ($[***] post-split)

Historically, for all periods prior to this offering, the exercise price of options to purchase shares of the Company’s common stock was the estimated fair market value of its common stock as determined by the Board of Directors. There were no sales of equity to third parties during this period to use as a basis for valuation of the Company’s common stock, other than certain option exercises of employee options granted in 2009, 2010 and 2013. The Company obtained third-party valuations of its common stock as of November 30, 2014, and May 31, 2015, which were considered by the Board of Directors in its determination of the fair value of its common stock for stock options granted in April and September of 2015. The third-party valuations were prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

The third party valuations use the probability-weighted expected return method (“PWERM”) in determining the value of the common stock. The PWERM considers various potential liquidity outcomes, including in this case an initial public offering, the sale of the Company, and dissolution and assigns probabilities to each outcome to arrive at a weighted equity value. In determining liquidity outcomes and probabilities, we considered a range of objective and subjective factors and assumptions in each of the PWERM scenarios, including:

•	progress of the Company’s research and development efforts;

•	the Company’s financial condition, including its levels of available capital resources;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors at comparable stages of development, as well as recently completed initial public offerings and mergers and acquisitions of similar companies; and

•	equity market conditions.

In the November 30, 2014, valuation, four scenarios were considered: two IPO scenarios, a sale or merger scenario and a dissolution scenario. The first IPO scenario was estimated to occur eleven months from the time of the valuation with a probability of 30%. The second IPO scenario was estimated to occur fifteen months from the time of the valuation with a probability of 30%. The merger or sale scenario was estimated to occur eighteen months from the time of the valuation with probability of 20%. The dissolution scenario was estimated to occur a year-and-a-half from the time of the valuation with a probability of 20%. The risk adjusted discount rate was 25% for each scenario.

The May 31, 2015, valuation analysis considered four scenarios, two IPO scenarios, and two sale or merger scenarios. The first IPO scenario was estimated to occur eight months from the time of the valuation with a probability of 35%, and the second IPO scenario was estimated to occur five months from the time of the valuation a probability of 45%. The first merger or sale scenario was estimated to occur thirteen months from the time of the valuation with a probability of 10%, and the second merger or sale scenario was estimated to occur twenty-seven months from the time of the valuation with a probability of 10%. The risk adjusted discount rate was 25% for each scenario.

In addition, in each case the options were granted pursuant to exemptions from registration under the Securities Act of 1933 at a time when there was no public market for the Company’s common stock. Therefore, a fair valuation at the time of grant would normally involve a discount for the illiquid nature of the underlying security and the transfer restrictions applicable because of the exemption from the Securities Act of 1933.

After the option grants in April 2015 at $2.73 per share and the May 31, 2015, valuation analysis, the Company received statistically significant phase 2 trial results for PAH and had a successful EOP2 interaction with the FDA regarding the Company’s proceeding with a phase 3 trial in PAH-CTD. In addition, by September 2015 the Company had made significant preparations for its IPO, the organizational meeting for which occurred later in September 2015. The Company’s Board of Directors took these positive valuation events into account in determining that the fair value of the Company’s common stock had increased since the April 2015 option grants and therefore granted options at a higher exercise price per share.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the same industry as the Company;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies to the Company;

•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the prospectus included in the Registration Statement.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

The Company notes that the Board of Director’s determination of the fair value of the Company’s common stock for the April 2015 option grants is slightly above the low end of the estimated price range for this offering ($[***] exercise price on a post-split basis compared to the low end of $[***]) and that the Board of Director’s determination of the fair value of the Company’s common stock for the September 2015 option grants is above the high end of the estimated price range for this offering ($[***] exercise price on a post-split basis compared to the high end of $[***]).

The Company notes that there is no meaningful difference in value between the lower end of the estimated price range of this offering and the exercise price of the options in the April 2015 grants. The Company believes that the difference in value reflected between the rest of the estimated price range for this offering and the Board of Directors’ determinations of the fair value of the Company’s common stock related to the April 2015 option grants described above is primarily the result of the following factors:

•	subsequent progress of the Company’s research and development efforts, including (as previously mentioned) the Company’s receiving statistically significant phase 2 trial results for PAH and having had a successful EOP2 interaction with the FDA regarding the Company’s proceeding with a phase 3 trial in PAH-CTD;

•	continued strength in the Company’s financial condition, including its levels of available capital resources and financing opportunities; and

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors at comparable stages of development, as well as recently completed initial public offerings and mergers and acquisitions of similar companies, and the significant preparations the Company had made toward its IPO.

Materiality

The Company also believes that, even if the option exercise price was not at or above fair market value on the dates of grant in 2015, the effect is immaterial to investors. First, the option grants in 2015 were for an immaterial number of shares: the 353,750 shares (pre-split) subject to options granted in 2015 represent less than one-half of one percent (approximately 0.35%) of the shares currently outstanding.

Second, any incremental charge for issuances below fair market value would be immaterial. Specifically, 96,250 options (pre-split) were granted in September 2015 at an exercise price above the high end of the estimated price range in this offering and should not be at issue. If the midpoint

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

of the estimated price range in this offering were deemed to be the fair market value for the options granted in April 2015, the difference between the option exercise price of $2.73 ($[***] post-split) and the midpoint of the estimated offering range of $3.18 ($[***] post-split), multiplied by the 257,500 shares (pre-split) ([***] shares post-split) subject to options granted in April 2015, would be $[***]. This amount becomes even less significant when that amount of cost is recognized over the weighted average vesting period of the options (the April 2015 grants had four-year vesting provisions). The Company does not believe the midpoint or upper end of the estimated offering range was the fair value of common stock as of April 2015, for the reasons previously stated, but in any event it does not believe any charge associated with those options could be material even if Staff were to disagree with the Company’s conclusion that the option exercise prices on the date of grant were at least fair market value.

Anticipated Equity Compensation Grants

The Company presently anticipates granting certain stock options exercisable for shares of Class B common stock in connection with the initial public offering, as described in the Registration Statement. With respect to these awards, the Company intends to use the price to the public per share of Class A common stock in the initial public offering as the deemed fair value per share of Class B common stock for financial accounting purposes.

The Company respectfully requests that the Staff return to us this letter pursuant to Rule 418 of the Securities Act of 1933 once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

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CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at 214-220-7860.

Very truly yours,

/s/ Robert L. Kimball
Robert L. Kimball

cc:	Michael D. Wortley

Chief Legal Officer

Reata Pharmaceuticals, Inc.

2801 Gateway Drive, Suite 150

Irving, TX 75063

(972) 865-2219

Mitchell S. Bloom

Edwin M. O’Connor

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000